Filed by: NorthStar Asset Management Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthStar Asset Management Group Inc. (Commission File No.: 001-36301)

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

On August 4, 2016, NorthStar Asset Management Group Inc. (“NSAM”) announced its results of operations and financial condition for the quarter ended June 30, 2016, which contains the following information regarding the proposed merger of NSAM, NorthStar Realty Finance Corp. (“NRF” or “NorthStar Realty”) and Colony Capital, Inc. (“Colony” or “Colony Capital”):

Second Quarter 2016 Highlights

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•                  Announced a tri-party merger with NRF and Colony Capital, Inc. to create a world-class diversified real estate and investment management platform with $58 billion of AUM

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Second Quarter 2016 Results

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David T. Hamamoto, Executive Chairman, commented, “We are pleased with the conclusion of our strategic alternatives review and the resulting tri-party merger with NRF and Colony to create a global real estate and asset management leader. We anticipate this combination of well-established institutions will unlock significant value and generate substantially enhanced long-term returns for our shareholders. Furthermore, the announced merger provides clarity for our investors and partners on NSAM’s corporate strategic direction, which we expect to enhance our retail platform and accelerate our capital raising, particularly with the recently announced closing of NorthStar Income II and our new offerings that are already effective or expected to come to the retail market in the second half of 2016.”

Al Tylis, Chief Executive Officer, added, “The process for reviewing strategic alternatives was exhaustive and I believe that the resulting conclusion of the NSAM Board of Directors to merge with NRF and Colony was the correct course of action. I believe the combined company has immense potential and look forward to helping the company achieve its objectives.”

Proposed Merger - Colony NorthStar, Inc. (“Colony NorthStar”)

On June 2, 2016, NSAM, NRF and Colony Capital, Inc. entered into a definitive agreement to create a world-class, internally-managed, diversified real estate and investment management platform.  For additional information regarding the proposed merger, please refer to the registration statement on Form S-4 filed by Colony NorthStar, Inc. with the Securities and Exchange Commission on July 29, 2016 and the investor presentation related to the proposed merger, which can be found on NSAM’s, NRF’s and Colony Capital’s websites.

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Cash Available for Distribution (CAD)

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The following table presents a reconciliation of CAD to net income (loss) attributable to common stockholders for the three months ended June 30, 2016 (dollars in thousands):

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(4)         The three months ended June 30, 2016 primarily includes an adjustment to add back $17.8 million of transaction costs primarily related to the merger with NorthStar Realty and Colony and $0.3 million impairment on the convertible debt note provided to Distributed Finance.

Also on August 4, 2016, NSAM held an investor call regarding its results of operations and financial condition for the quarter ended June 30, 2016, which contains the following statements regarding the proposed merger of NSAM, Colony and NRF:

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David Hamamoto — NorthStar Asset Management Group — Executive Chairman

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As you know, on June 3, 2016, NSAM announced the conclusion of its strategic alternatives review with a definitive agreement for a tri-party merger with Colony Capital and NorthStar Realty. We are very pleased with the outcome as the merger transforms the companies into a world-class, internally managed equity REIT with an embedded asset management platform. Colony NorthStar will be one of the largest independent real estate companies in the world with almost $60 billion in AUM and established institutional and retail distribution channels.

This combination creates a global real estate leader well-positioned for long-term growth, with the potential to unlock significant shareholder value through increased revenue and expense synergies and meaningful multiple expansion.

To this end, we believe that the current implied stock price of Colony NorthStar is highly undervalued in the current market and are committed to repurchasing up to $1 billion of Colony NorthStar common stock if the current valuation discount persists.

Additionally, we expect to meaningfully benefit from the clarity that the announced merger provides to our investors, as well as to our partners, regarding NSAM’s corporate strategic direction. This is especially relevant in our retail platform — which Dan will discuss momentarily — as we expect that the enhanced clarity will dramatically benefit capital raising activity in our retail products in the second half of 2016.

With that, we look forward to updating you in the months ahead and I’ll now turn the call over to Al.

Albert Tylis — NorthStar Asset Management Group — CEO

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As an update on the pending merger, we filed the Form S-4 Registration statement on July 29th, which can be found on the SEC’s website under the name Colony NorthStar, and we anticipate a successful close in January 2017.  In the meantime, we are making progress as the three companies continue to focus on integration efforts to ensure a seamless transition.

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Turning to our retail business, Dan Gilbert, NSAM’s Chief Investment and Operating Officer, who has been instrumental in the success of this business, will focus his efforts on the retail platform for Colony NorthStar.

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Dan Gilbert — NorthStar Asset Management Group — CIO & COO

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…the merger between NSAM, NorthStar Realty and Colony will provide the clarity and enhancement to the sponsor that will not only allow our existing relationships to continue to move forward with us, but attract a wider pool of new capital.  In addition, having access to the large scale combined balance sheet of Colony NorthStar will provide us a competitive advantage as we are able to “bridge” transactions, provide access to co-investment opportunities and support structures that require capital investment — all of which would be difficult for NSAM to provide without a substantial balance sheet and virtually impossible for many of the smaller market participants in the space.

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We will excel with these products as institutional sponsorship and track record become the main differentiating factors when selecting amongst similar products and this will only be enhanced by our merger with NRF and Colony. In addition, we feel the ability to provide the retail customer access to investment opportunities alongside institutional investors will be a key growth driver going forward in these channels and the ability to do so will also be solidified in the merger.

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We, however, are committed to this market and see it as an opportunity to expand the successful platform and durable fee streams we have created given our mix of current and future product, the momentum we expect from the recently announced close of NorthStar Income II and the enhancements and clarity that the combination with NRF and Colony will provide.

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Debra Hess — NorthStar Asset Management Group — CFO

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As mentioned by Al, we filed a joint proxy / prospectus that included pro forma financial information for the quarter ended March 31, 2016 and the year ended December 31, 2015. Given rules around generating pro forma financial information, we were not able to present full expected synergies from the merger, nor the reinvestment of cash from NRF monetizations and tax savings we expect from the merger.

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Operator:  Thank you. If you would like to ask a question, simply press the star key followed by the digit 1 on your telephone keypad.

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Dan Gilbert: … And then the feedback we’ve gotten on the combined company has been extremely positive especially from our top-tier relationships.

They view it as taking a sponsor, who’s always institutional, and enhancing it to create sort of a super sponsor in the space. So I really feel like we’re at a point here where we’re going to see a pretty strong acceleration.

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(Ann Day):  … I don’t know how much you can speak to the proxy but, you know, within the proxy, there were some standalone management forecasts for 2017 and ‘18, and you pretty clearly spelled out most of the assumptions around those.

But just a couple questions around that. You know, are those forecasts, assuming any divestitures as minority interests? And also, are you assuming any growth at Townsend in those numbers?

Al Tylis:  It doesn’t assume any divestitures on a standalone basis and it has some year-over-year growth of - in the Townsend business.

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(Ann Day):  … And just one last one from me, regarding the wire house efforts, so you know, I’m just curious how the strategic review and then the announcement of the merger impacted those conversations that you’re having with wire houses.

And you get the sense that also the fee structures you have in place on your new products would be attractive to those advisors and would work for those relationships?

Dan Gilbert:  Yes, so the strategic review has really directly impacted progress in that channel. And with the clarity now, you know, we feel very confident that will have significant progress there, either at the end of this year or in the first quarter of next year.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement has not yet become effective. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 FILED BY COLONY NORTHSTAR ON JULY 29, 2016 THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NSAM, COLONY AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016 AND JULY 29, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction.  A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus filed by Colony NorthStar with the SEC on July 29, 2016.  You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.